Exhibit (a)(11)

CONTACTS:

For AnorMED	For Genzyme
Kenneth Galbraith (investors)	Sally Curley (investors)
(604) 889-5320	(617) 768-6140
Karen Cook Boas (media)	Dan Quinn (media)
(604) 742-4252	(617) 768-6849
For Immediate Release
October 17, 2006

Genzyme and AnorMED Reach Agreement on Acquisition

Genzyme to Gain Late-Stage Transplantation Product Candidate

        CAMBRIDGE, Mass. and VANCOUVER — Genzyme Corporation (Nasdaq: GENZ) and AnorMED Inc. (Nasdaq: ANOR; TSX: AOM) announced today that they have executed a mutually beneficial support agreement under which Genzyme will acquire AnorMED in an all cash transaction valued at $13.50 per outstanding share, or approximately $580 million.

        Through this transaction, Genzyme is acquiring MOZOBIL, a leading late-stage product candidate in development for hematopoietic stem cell transplantation. MOZOBIL is being tested in Phase 3 clinical trials and is expected to launch in 2008.

        "We are very pleased to have reached agreement with AnorMED, and look forward to completing the development and commercialization of MOZOBIL," stated Henri A. Termeer, chairman and chief executive officer of Genzyme Corporation. "We believe that MOZOBIL will be an important therapeutic advance in the field of stem cell transplantation, and are eager to utilize our global clinical, regulatory and commercial infrastructure to ensure that it reaches patients around the world. This is a strategic fit for us that complements our existing transplant and oncology businesses."

        Kenneth Galbraith, the chairman of the board and interim chief executive officer of AnorMED, said "AnorMED's Board of Directors, in consultation with its Strategic Initiatives Committee and with the advice of its financial and legal advisors, believes the amended $13.50 per share offer represents the best alternative currently available to AnorMED shareholders and provides a certain and fair value for AnorMED shareholders. The Board unanimously recommends that AnorMED shareholders accept and tender their shares to the amended Genzyme offer."

        Kenneth Galbraith and the Baker Bros. affiliates have signed shareholder support agreements with Genzyme to tender their shares to Genzyme's amended bid when it is filed, subject to their ability to withdraw such support in the event of a superior competing proposal prior to the expiry of the Genzyme offer.

MOZOBIL Development

        Genzyme plans to commercialize MOZOBIL through its existing global transplant business to hematologists and bone marrow transplant centers in more than 50 countries throughout the world.

        MOZOBIL has been shown in multiple earlier studies to rapidly increase the number of stem cells in circulation in the blood, an important step in preparing a patient for a stem cell transplant. Increasing the number of stem cells collected can improve patient outcomes in two ways: by helping patients who were previously not eligible to meet the target ranges needed for a transplant; and by raising the level of stem cells collected in those already eligible, thereby improving the viability of the transplant.

        According to Genzyme, approximately 55,000 stem cell transplants are performed each year for multiple myeloma, non-Hodgkin's lymphoma, and other conditions in markets where Genzyme has a commercial infrastructure, including the United States, Europe, Latin America and the Asian Pacific countries. A majority of these patients could potentially benefit from the use of MOZOBIL.

        Enrollment is complete in a pivotal Phase 3 trial for MOZOBIL in multiple myeloma, and a second pivotal Phase 3 trial in non-Hodgkin's lymphoma is expected to complete enrollment soon. MOZOBIL has been granted orphan drug status in the United States and European Union and AnorMED has entered into a special protocol assessment agreement with the FDA.

Transaction Terms

        Genzyme's acquisition of AnorMED will take the form of an all cash tender offer to acquire all outstanding shares of AnorMED, which will expire at 8:00 a.m. (Vancouver time) on November 6, 2006. Genzyme may elect to extend its existing offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. AnorMED shareholders who have already tendered and have not withdrawn their shares to Genzyme's offer need to take no further action to accept Genzyme's offer. All AnorMED shareholders are eligible to receive the offer price per share of $13.50, including shareholders who have already tendered their shares. As of 8:00 a.m. on October 17, 2006, approximately 3,120 AnorMED shares had been tendered and not withdrawn to Genzyme's offer.

        The support agreement with Genzyme also provides AnorMED with the right to withdraw, modify or change its support regarding Genzyme's tender offer of $13.50 per share in cash only if AnorMED's Board of Directors receives a superior proposal prior to the expiry of the Genzyme tender offer. Genzyme has the right to match any such superior proposal made by another bidder. If AnorMED's Board accepts a superior proposal after Genzyme does not match such proposal, Genzyme may be entitled to a payment of $19.5 million from AnorMED.

        The transaction has been approved by the boards of directors of both companies, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act. It is expected to be dilutive to Genzyme's GAAP earnings through 2008 and accretive in 2009.

        In association with the acquisition, Genzyme anticipates it will incur certain one time charges, which will be detailed after the close of the transaction.

About Genzyme

        One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States.

        With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

About AnorMED Inc.

        AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company's research into chemokine receptors.

        The Company's product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

        Genzyme® and Thymoglobulin® are registered trademarks of Genzyme Corporation or its subsidiaries. All rights reserved.

        This press release contains forward-looking statements, including the statements regarding: the expected launch date for MOZOBIL and Genzyme's commercialization plans for the product; the number of patients that could potentially benefit from MOZOBIL; the expected impact of the transaction on Genzyme's earnings; the structure and timing of the transaction; and the expected benefits of the transaction. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, that Genzyme is unable to acquire AnorMED on the terms and timeline anticipated; that Genzyme is unable to successfully integrate AnorMED's operations and programs with its own business due to misestimates of the time and resources required to do so, or for other reasons; that the results or timing of the MOZOBIL clinical studies are not as expected, including unanticipated delays or unfavorable safety or efficacy data; that MOZOBIL does not receive regulatory approvals for the label or on the schedule expected; that MOZOBIL does not receive favorable pricing or reimbursement; that Genzyme's information concerning the markets and number of potential patients for MOZOBIL are inaccurate; and the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation the information under the heading "Factors Affecting Future Operating Results" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Genzyme Quarterly Report on Form 10-Q for the quarter ending June 30, 2006. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.

Important Information Regarding the Tender Offer

        Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") from time to time, including the tender offer statement filed on September 1, 2006, as amended, regarding the tender offer by Genzyme's wholly owned subsidiary, Dematal Corp., for all of the outstanding common shares of AnorMED. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or Dematal with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Dematal may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.